# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Citius Oncology, Inc., CIK 0001851484
CUSIP: 17331Y109
Title of class of securities: Common Shares, $0.0001 par value per share
Address of issuer's principal executive offices: 11 Commerce Drive, 1st Floor, Cranford, New Jersey (NJ), 07016
Date of event which requires filing of this statement: 09/10/2025
Filed by CIK 0001506251
Persons authorized to receive notices and communications: Leonard L. Mazur, Chief Executive Officer, 11 Commerce Drive, 1st Floor, Cranford, New Jersey (NJ), 07016, (908) 967-6677; Alexander M. Donaldson, Esq, 4101 Lake Boone Trail, Suite 300, Raleigh, North Carolina (NC), 27607, (919) 781-4000; Lorna A. Knick, Esq, 4101 Lake Boone Trail, Suite 300, Raleigh, North Carolina (NC), 27607, (919) 781-4000; Wyrick Robbins Yates & Ponton, 4101 Lake Boone Trail, Suite 300, Raleigh, North Carolina (NC), 27607, (919) 781-4000

## Reporting persons
- Citius Pharmaceuticals, Inc. (CIK 0001506251): type of reporting person: corporation (CO); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 66,049,615; shared voting power 0; sole dispositive power 66,049,615; shared dispositive power 0; aggregate amount beneficially owned 66,049,615 (79.1% of the class)
  Comment: CO

## Item 1. Security and Issuer
Title of class of securities: Common Shares, $0.0001 par value per share
Name of issuer: Citius Oncology, Inc.
Address of issuer's principal executive offices: 11 Commerce Drive, 1st Floor, Cranford, New Jersey (NJ), 07016
Comment:
EXPLANATORY NOTE

On September 10, 2025, the Issuer sold and issued 5,142,858 shares of its common stock, $0.0001 par value per share, in a registered direct offering.

This Amendment No. 2 to the Schedule to the Schedule 13D of the Reporting Person filed on August 16, 2024, as amended on July 25, 2025, amends and supplements the Schedule 13D as specifically set forth herein, to give effect to the issuance of the shares on September 10, 2025.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person is the beneficial owner of 66,049,615 shares of the Issuer's common stock, which represents approximately 79.1% of the Issuer's outstanding common stock, based upon 83,513,442 shares of common stock outstanding as of September 10, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting and dispositive power of 66,049,615 shares of the Issuer's common stock beneficially owned.

## Signatures
- Citius Pharmaceuticals, Inc.: /s/ Leonard Mazur, Leonard Mazur, Chief Executive Officer (09/12/2025)